Exhibit 99.1

SANGRIX Announces November 2026 Delivery Schedule for 128-GPU NVIDIA Blackwell B300 Project in Malaysia

Latest manufacturer update relayed by equipment seller indicates delivery of 16 servers during the week of November 3, 2026

SINGAPORE, October 16, 2026 — SANGRIX INC. (Nasdaq: SGRX) (“SANGRIX” or the “Company”), formerly Bit Origin Ltd, today provided a delivery update marking a key step toward deployment of its NVIDIA Blackwell B300 AI infrastructure in Malaysia.

PT MITRA MANUNGGAL SANGKARA, the seller of the infrastructure, has advised SANGRIX that, based on its latest update from the manufacturer, the 16 B300 servers are scheduled to be delivered during the week of November 3, 2026. The systems comprise 128 NVIDIA B300 GPUs and are intended to establish the Company’s initial Blackwell-based AI computing capacity in Malaysia.

Following delivery, inspection, racking and testing are expected to take approximately one additional week. Production deployment will follow successful completion of commissioning and applicable acceptance requirements.

“The latest delivery update brings us closer to putting our first Blackwell-based computing infrastructure into service,” said Jinghai Jiang, Chairman and Chief Executive Officer of SANGRIX. “Our priority is execution: completing installation and testing, serving customer workloads and translating this investment into recurring revenue. This 128-GPU project represents an important foundation for the AI infrastructure business we are building.”

The project was originally announced on June 29, 2026, as an approximately US$11 million acquisition of 16 NVIDIA Blackwell B300 AI servers, together with the benefit of previously executed customer deployment arrangements. The servers are intended for deployment at a data center in Malaysia under previously executed hosting arrangements.

The expected November 2026 delivery updates the third-quarter 2026 delivery expectation disclosed in the original announcement. Delivery timing remains subject to the manufacturer’s logistics schedule, and the commencement of commercial operations remains subject to successful installation, testing and satisfaction of applicable contractual requirements.

“Our strategy is to build an AI infrastructure business anchored in operating assets and customer demand,” Mr. Jiang added. “As this initial project moves toward deployment, we remain focused on disciplined capital allocation and establishing an operating foundation for future growth.”

The Company will provide further updates as material delivery, commissioning and operational milestones are achieved.

About SANGRIX INC.

SANGRIX INC. (Nasdaq: SGRX), formerly Bit Origin Ltd, is pursuing a strategic transition toward AI computing and digital infrastructure. For more information, visit sangrix.ai.

Forward Looking Statements

This release contains forward-looking statements concerning expected equipment delivery, installation and testing schedules, production deployment, customer workloads, recurring revenue and future growth. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. These statements reflect current expectations, including information provided by the seller, and are subject to risks and uncertainties involving manufacturer schedules, shipping and logistics, site readiness, equipment configuration and performance, customer acceptance and performance under commercial arrangements. Actual timing and results may differ materially. Additional risks are described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements except as required by applicable law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

SANGRIX INC.
Email: ir@sangrix.ai
Website: sangrix.ai